News Release

Reuben Jeffery III and Sylvestre Frezal Appointed to PartnerRe’s Board

PEMBROKE, Bermuda, November 10, 2022– PartnerRe Ltd. today announced two appointments to its Board of Directors. Joining the Board are Reuben Jeffery III, as an independent director, and Sylvestre Frezal, both effective immediately.

Reuben Jeffery is the former President and Chief Executive Officer of Rockefeller & Co. He served as Under Secretary of State for Economic, Energy and Agricultural Affairs and as Chairman of the Commodity Futures Trading Commission during the George W. Bush administration. Previously, Mr. Jeffery was at Goldman, Sachs & Co. where he was Managing Director and head of the European Financial Institutions Group and of the Goldman Paris office. He began his career as a lawyer at Davis, Polk and Wardwell.

Sylvestre Frezal is Chief of Staff to the CEO of Covéa Group. Mr. Frezal joined Covéa in 2018 and has held various positions in the Company and in the wider insurance industry. Before joining Covéa, he worked as an insurance supervisor, was Dean of undergraduate studies at Sciences Po Paris, has been widely published on risk and modelling, and held several senior positions at Generali France.

Commenting on the appointment, PartnerRe Board Chairman Thierry Derez said, “On behalf of the Board, Jacques Bonneau and I are pleased to welcome Reuben and Sylvestre. Their diverse and strong backgrounds will bring a wealth of experience to the Board. In particular, Reuben’s experience in Financial Services, in both the public and private sectors, will further enhance the strength of the PartnerRe Board.”

With this change, the PartnerRe Ltd. Board comprises nine directors of which four are independent from the Company.

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2021, total revenues were $7.4 billion. At September 30, 2022, total assets were $26.6 billion, total capital was $7.5 billion and total shareholders’ equity was $5.8 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

News Release

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz